SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the Fiscal Year Ended December 31, 2001

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transaction period from to

Commission file Number 0-27782

The Dime Savings Bank of Williamsburgh 401(k) Plan

(Full Title of the Plan)

Dime Community Bancshares, Inc.

209 Havemeyer Street, Brooklyn, NY 11211

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office.)

Registrant's telephone number, including area code: (718) 782-6200

Item 1	Page

INDEPENDENT AUDITORS' REPORT	3

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999:

Statements of Net Assets Available for Plan Benefits	4
Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2001 and 2000	5

Notes to Financial Statements	6-9

SUPPLEMENTAL SCHEDULES:

Schedule of Assets Held for Investment Purposes as of December 31, 2001	10

SIGNATURES	11

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of

The Dime Savings Bank of Williamsburgh:

We have audited the accompanying statements of net assets available for plan benefits of The Dime Savings Bank of Williamsburgh 401(k) Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule of assets held for investment purposes is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE AND TOUCH LLP

June 6, 2002

THE DIME SAVINGS BANK OF WILLIAMSBURGH 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

DECEMBER 31, 2001 AND 2000

	At December 31,
	2001	2000
INVESTMENTS, AT FAIR VALUE (Notes 1(e), and 2(d)):
Fixed Income Funds:
RSI Retirement Trust Short Term Investment Fund (a) (b)	$2,305,383	$1,794,576
PIMCO Total Return Administrative Fund	683,212	-
RSI Retirement Trust Intermediate Term Bond Fund	-	493,300
RSI Retirement Trust Actively Managed Bond Fund (b)	-	564,424
Total fixed income funds	2,988,595	2,852,300

Equity Funds:
Alger Mid Cap Growth Retirement Portfolio Fund	69,605	-
Alliance Premier Growth 'A' Fund	62,589	-
American Century International Growth Fund	143,292	-
RSI Retirement Trust Core Equity Fund (a) (b)	902,313	1,173,467
RSI Retirement Trust Value Equity Fund	446,945	473,570
RSI Retirement Trust Emerging Growth Equity Fund (b)	555,336	704,547
RSI Retirement Trust International Equity Fund	-	172,804
Total equity funds	2,180,080	2,524,388

Asset Allocation funds:
RS Group Trust Co. Aggressive Asset Allocation	101,165	-
RS Group Trust Co. Conservative Asset Allocation	1,689	-
RS Group Trust Co. Moderate Asset Allocation	94,783	-
RS Group Trust Co. Stable Value Fund	521,789	-
Total asset allocation funds	719,426	-

Dime Community Bancshares, Inc. Common Stock Fund
Stock Investment at fair value (a) (b)	7,836,222	5,126,632
Short-term investments	294,014	153,148
Cash balance	478	2,025
	8,130,714	5,281,805

Participant Loans Receivable	343,526	361,797

TOTAL INVESTMENTS	14,362,341	11,020,290

DUE FROM THE EMPLOYEE STOCK OWNERSHIP PLAN OF DIME COMMUNITY BANCSHARES, INC. AND CERTAIN AFFILIATES	289,260	145,702
INTEREST RECEIVABLE	457	-
CASH	-	583
Net assets available for plan benefits	$14,652,058	$11,166,575

(a) Represents 5% or more of the net assets available for Plan benefits at December 31, 2001.

(b) Represents 5% or more of the net assets available for Plan benefits at December 31, 2000.

See accompanying notes to financial statements.

THE DIME SAVINGS BANK OF WILLIAMSBURGH 401(K) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	Year Ended December 31,
	2001	2000
ADDITIONS:
Investment income:
Net appreciation in fair value of investments:
Fixed income funds	$156,636	$216,008
Equity Funds	(428,766)	(91,028)
Asset Allocation Funds	16,833	-
Employer Stock Fund	3,352,558	1,556,072
Total net appreciation in fair value of investments	3,097,261	1,681,052

Interest income	30,710	37,064
Administrative expenses	(6,834)	(3,460)
Investment income, net	3,121,137	1,714,656

Participant Contributions	611,103	256,433
Employer Contributions	289,260	145,402
Total additions, net	4,021,500	2,116,491

DEDUCTIONS -
Benefits paid to participants	536,017	550,000

Net increase	3,485,483	1,566,491

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of Year	11,166,575	9,600,084

End of Year	$14,652,058	$11,166,575

See accompanying notes to financial statements.

THE DIME SAVINGS BANK OF WILLIAMSBURGH 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001 AND 2000

1. DESCRIPTION OF PLAN

The following is a brief description of The Dime Savings Bank of Williamsburgh 401(k) Plan (the "Plan"). This description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

a. General - The Plan is a defined contribution plan covering all eligible employees. It is subject to the provisions of the Employee Retirement Security Act of 1974, as amended ("ERISA").

b. Eligibility and Participation - Participation in the Plan is voluntary. An employee shall become an eligible employee if he or she has completed a period of service of at least one year, and is a salaried employee. An employee is not an eligible employee if he or she is compensated principally on an hourly, daily, commission, or retainer basis, or has waived any claim to membership in the Plan.

c. Contributions - On June 15, 2000 the Plan was amended whereby, effective July 1, 2000, employee contributions of up to 12% of "covered compensation," as defined in the Plan document, are permitted. Previously, employee contributions to the plan were not permitted in accordance with a Plan amendment effective January 1, 1997.

Effective July 1, 2000, Dime Community Bancshares, Inc. (the "Company") or The Dime Savings Bank of Williamsburgh (the "Bank") also makes a required 100% vested cash contribution to participants in the Employee Stock Ownership Plan of Dime Community Bancshares, Inc. and Affiliates (the "ESOP") in the amount of 3% of "covered compensation" (defined as W-2 compensation including amounts deducted from W-2 compensation for pre-tax benefits such as health insurance premiums and contributions to the 401(k) Plan up to applicable IRS limits). This contribution is guaranteed through December 31, 2006 (unless the ESOP is terminated before then) and will be discretionary after that date. The contribution is automatically transferred to the Plan, regardless of whether or not the individual otherwise participates in the Plan. Upon transfer of funds to the Plan, the participant has the ability to invest this contribution in any of the investment options currently offered under the Plan. This annual employer contribution is made in the first quarter of each year based upon the total covered compensation through December 31st of the previous year. In January 2001, a contribution of $144,145 was made to eligible participants based upon covered compensation for the period July 1, 2000 through December 31, 2000. In February 2002, a contribution of $289,260 was made to eligible participants based upon covered compensation for the period January 1, 2001 through December 31, 2001.

Previously, employer contributions to the plan were not permitted in accordance with a Plan amendment effective May 31, 1996. As a result, no employer contribution was made during the period January 2000 through June 2000.

d. Vesting - All participants are 100% vested in the value of the annual 3% employer contribution to the Plan and any investment income that these funds may earn. Otherwise, participant contributions and earnings thereon are nonforfeitable.

e. Investment Options - Participants direct the investment of their contributions into various options offered by the Plan. As of December 31, 2001, there were sixteen investment options available in the Plan. Investment options include four fixed income funds, seven equity funds, four asset allocation funds and one employer stock fund. The asset allocation funds include the RS Group Trust Co. Stable Value Fund, which invests in fully benefit responsive guaranteed investment contracts issued by insurance companies, bank investment contracts, and cash and cash equivalents.

All investment options are participant directed. Retirements Systems Group Inc. ("RSI") acts as trustee for all investments in the Plan.

On April 1, 2001, the following investment fund options were added to the Plan and existing Plan investment funds were deactivated as follows:

Newly Added Investment Funds

  American Century International Growth Fund
  PIMCO Total Return Administrative Fund
  RS Group Trust Co. Stable Value Fund
  Alliance Premier Growth 'A' Fund
  Alger Mid Cap Growth Retirement Fund
  RS Group Trust Co. Asset Allocation - Aggressive Fund
  RS Group Trust Co. Asset Allocation - Moderate Fund
  RS Group Trust Co. Asset Allocation - Conservative Fund

Deactivated Investment Funds

  RSI International Equity Fund (Assets were transferred into American Century International Growth Fund)
  RSI Actively Managed Bond Fund (Assets were transferred into PIMCO Total Return Administrative Fund)
  RSI Intermediate Term Bond Fund (Assets were transferred into RSGroup Trust Co. Stable Value Fund)

Transfers between investment alternatives and rollover contributions to the Plan are placed in any of the above funds in multiples of 1%, at the election of the participant.

f. Death, Retirement and Disability Benefits - The unvested portion of a participant's account shall become fully vested immediately upon attainment of age 65, or, if earlier, upon the termination of the participant's membership by reason of death, disability or retirement.

A participant is eligible for early retirement benefits upon attaining age 60 or a combined aggregate of 30 or more years of vested service with a participating bank. In addition to any one of the two criteria, a participant must complete five years of creditable service.

g. Withdrawal of Funds - On termination of service, a participant may elect to receive either a lump-sum amount equal to the vested balance of his or her account, or annual installments limited to a ten-year period.

h. Loans to Participants - Loans are permitted, subject to current IRS statutes and regulations. Participants may borrow up to 50% of their vested account balance up to a maximum of $50,000. Prior to June 11, 1998, participants were permitted no more than one outstanding loan at any time. The Plan was amended, effective June 11, 1998, whereby participants are now permitted a maximum of two outstanding loans at any time. Interest charged is fixed for the entire term of the loan and is based upon the prime rate as published in the Wall Street Journal on the date the loan is requested, increased by 1% and rounded to the nearest 1/4 of 1%. The maximum loan term for the purchase of a principal residence may not exceed ten years and loans for any other reason may not exceed five years. The loans are secured by the balances in the participant's account. Loan repayments are made by automatic payroll deduction.

i. Forfeitures - If a participant is not fully vested and terminates his or her employment, the units representing the nonvested portion of his or her account shall constitute forfeitures. Forfeitures are allocated to participants, on a pro rata basis, based upon their before-tax contribution accounts.

j. Plan Termination - Although the Bank has not expressed any intent to terminate the Plan, it has the right to terminate the Plan subject to the provisions of ERISA. In the event of termination, all participants would become 100% vested in their individual account balances (including the Bank's contributions) at the termination date.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The significant accounting policies followed by the Plan are as follows:

a. Basis of Presentation - The accompanying financial statements have been prepared on the accrual basis of accounting.

b. Use of Estimates - The preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits as well as the reported amounts of changes in net assets available for plan benefits. Actual results could differ from those estimates.

c. Risks and Uncertainties - The Plan provides for various investment options. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits.

d. Investments - The Plan's pooled investment funds are carried at fair value based on the Plan's proportionate share of units of beneficial interest in the respective funds, except for the RS Group Trust Co. Stable Value Fund, which primarily consists of investment contracts that are carried at the contract value. The securities in the pooled investment funds, other than the RS Group Trust Co. Stable Value Fund, are traded on national securities exchanges and are valued at their quoted market prices at the end of the year. The common stock of the Company is carried at fair value based upon the quoted market price at the end of the year. Short-term investments are carried at cost, which approximate fair value. Loans to participants are carried at the principal amount of the loans outstanding, which approximates fair value.

Net investment income consists of gains and losses realized from the sales of investments, the net change in the unrealized appreciation or depreciation on investments, and interest and dividends earned.

Investment transactions are accounted for on a trade-date basis. Interest income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date. Realized gains and losses from securities transactions are recorded on the average cost basis.

e. Allocated Expenses - The Bank will pay the ordinary expenses of the Plan and compensation of the Trustees to the extent required, except that any expenses directly related to the Plan, such as transfer taxes, brokers' commissions, registration charges, or administrative expenses of the Trustees, shall be paid from the Plan or from such investment account to which such expenses directly relate. The Bank may charge employees all or part of the reasonable expenses associated with withdrawals and other distributions, loans or account transfers.

f. New Accounting Pronouncements - In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, which was later amended by SFAS No. 138. Effective January 1, 2001, the Plan adopted this statement. The adoption of SFAS No. 133 and 138 had no impact on the Plan's financial condition or results of operations.

g. Reclassifications - Certain reclassifications have been made in the prior year financial statements to conform to reporting practices followed in the current year.

3. RELATED PARTY TRANSACTIONS

Plan investments include pooled investment funds managed by RSI. RSI is a trustee as defined by the Plan, and therefore qualifies as a party-in-interest.

Certain administrative functions are performed by officers and employees of the Company or Bank. No such officer or employee receives compensation from the Plan for the administrative functions he or she performs.

4. FEDERAL INCOME TAXES

The Plan is intended to be qualified under Section 401(a) of the Internal Revenue Code (the "Code") and is intended to be exempt from taxation under Section 501(a) of the Code. The Plan received a favorable IRS determination letter dated October 22, 1996. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan and its underlying trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Schedule 1

THE DIME SAVINGS BANK OF WILLIAMSBURGH 401(K) PLAN

ASSETS HELD FOR INVESTMENT PURPOSES

AS OF DECEMBER 31, 2001

Party In Interest	Identity of Issuer	Description of Investments	Current Value

Yes	RSI Retirement Trust	Core Equity Fund	$902,313

Yes	RSI Retirement Trust	Emerging Growth Equity Fund	555,336

Yes	RSI Retirement Trust	Short-term Investment Fund	2,305,364

Yes	RSI Retirement Trust	Value Equity Fund	446,945

Yes	RS Group Trust Co.	Conservative Asset Allocation	1,689

Yes	RS Group Trust Co.	Moderate Asset Allocation	94,783

Yes	RS Group Trust Co.	Aggressive Asset Allocation	101,165

Yes	RS Group Trust Co.	Stable Value Fund	521,789

	Alger Retirement	Mid Cap Growth and Retirement Portfolio Fund	69,605

	PIMCO	Total Return Administrative Fund	683,212

	American Century	International Growth Fund	143,292

	Alliance	Premier Growth 'A' Fund	62,589

Yes	Dime Community Bancshares, Inc.	Common Stock Fund - Common stock investment	7,836,204

Yes	RSI Group Trust	Fed Prime Obligation	294,014

Yes		Employee Loans Receivable (65 loans with interest rates ranging from 6.0% to 10.5%, and maturities ranging from January 2002, to May, 2013)	343,526

		Total	$14,361,826

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, The Dime Savings Bank of Williamsburgh (the Plan Administrator) duly caused this report to be signed on their behalf by the undersigned thereunder duly authorized.

Dated: June 17, 2002

/s/ VINCENT F. PALAGIANO

Vincent F. Palagiano

Chairman of the Board and Chief Executive Officer

Dated: June 17, 2002

/s/ KENNETH J. MAHON

Kenneth J. Mahon

Executive Vice President and Chief Financial Officer